UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number:  001-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the three months ended March 31, 2011 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited as of and for the three months ended March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED.
(Registrant)

Date: July 1, 2011	By:	/s/Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of the Company. Although the Company believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, the Company cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) inability of the Company to obtain financing for the new building vessels at all or on favourable terms; (ii) changes in demand; (iii) a material decline or prolonged weakness in rates for Liquefied Natural Gas, or LNG, carriers; (iv) political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; (v) changes in demand for natural gas generally or in particular regions; (vi) changes in the financial stability of our major customers; (vii) adoption of new rules and regulations applicable to LNG carriers and Floating Storage and Regasification Units, or FSRU's; (viii) actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; (ix) our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; (x) increases in costs including: crew wages, insurance, provisions, repairs and maintenance; (xi) changes in general domestic and international political conditions; (xii) the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; (xiii) our ability to timely complete our FSRU conversions; (xiv) failure of shipyards to comply with delivery schedules on a timely basis; and (xv) other factors listed from time to time in the reports and other documents that the Company files with or furnished to the Securities and Exchange Commission.

All forward-looking statements included in this report are made only as of the date of this report and the Company assumes no obligation to update any written or oral forward-looking statements made by it or on its behalf as a result of new information, future events or other factors.

Operating and Financial Review

Results of operations for three months ended March 31, 2011 ("first quarter of 2011")

Vessels operations segment
This segment recognized net income attributable to the Company of $22.6 million for the three months ended March 31, 2011 compared to a loss of $2.8 million in the same period in 2010. This can principally be explained by the increase in revenues and mark-to-market adjustments for interest rate swap derivatives.

Revenues in the three months ended March 31, 2011 increased to $67.5 million compared to $53.3 million in the same period in 2010. The increase can primarily be explained by the commencement in May 2010 of the 10 year long-term charter with the Dubai Supply Authority, or DUSUP, for the Golar Freeze following its FSRU retrofitting. Accordingly, the Golar Freeze recognized a full quarter's revenue compared to $nil for 2010. In addition, the Company recognized an overall improvement in the charter rates and utilization rates for the Company's vessels trading on the spot market. Accordingly, this resulted in higher average daily time charter equivalent rates, or TCEs, for the first quarter of 2011 of $80,694 compared to $47,100 in 2010.  TCE is a non-GAAP measure.  Please see the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Mark-to market adjustments for interest rate swap derivatives resulted in a gain of $3.6 million for the three months ended March 31, 2011 compared to a loss of $2.5 million in the same period in 2010. In 2011, long-term interest rates increased from 2010 levels resulting in a gain for such period.

LNG trading commodity segment

The Company commenced a new LNG trading business through Golar Commodities Limited, its wholly-owned subsidiary, or Golar Commodities, in the third quarter of 2010. Accordingly, there is no comparative information for this segment for the three months ended March 31, 2011.

This segment recognized losses of $6.3 million for the three months ended March 31, 2011 comprised mainly of administrative costs relating to start up and other general administrative costs and other operating losses which represents costs incurred and mark-to-market valuations related to physical cargo trades and financial derivative contracts entered into by the Company.

Cash flow

Net cash generated from operating activities increased by $23.3 million to $24.3 million for the three months ended March 31, 2011 compared to $1.0 million for the same period in 2010. This was principally a result of the Golar Freeze earning a fully quarter's revenue operating as a FSRU in 2011, compared to the same period in 2010, when the vessel was still in the shipyard undergoing its FSRU conversion.

Net cash provided by financing activities was $39.9 million for the first quarter of 2011, compared to $21.0 million for the same period in 2010. The increase of $18.9 million in the first quarter of 2011 was principally due to a higher cash dividend payment; a $10 million repayment of the existing World Shipholding Limited, or World Shipholding, revolving credit facility; which were offset by proceeds received upon the exercise of stock options. World Shipholding is a Liberian company controlled by trusts established by our Chairman and President, Mr. John Fredriksen, for the benefit of his immediate family.

Recent Developments

Dividends
The Board has reviewed the Company's dividend capacity in light of the initial public offering of Golar LNG Partners LP, or Golar Partners, and the Company's newbuilding orders and has decided to maintain the current dividend level of $0.25 cents for this quarter.  A cash dividend of $0.25 per share will therefore be paid in respect of the first quarter of 2011. This dividend was paid on June 27, 2011.

Golar LNG Partners LP ("Golar Partners")
In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company's ownership of Golar Partners was reduced to approximately 65%. Golar Partners owns and operates a fleet of two LNG carriers and two FSRUs each under long-term charters. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds to the Company of $310.5 million. As part of the transaction the Company has agreed to offer to Golar Partners the right to acquire all its LNG carrier and FSRU assets that in the future obtain contracts of greater than 5 years. The Company expects to sell Golar Freeze and Khannur (both vessels are FSRU's with long-term contracts) to Golar Partners during 2011 and 2012, respectively, as well as others assets as new long-term contracts are secured.

The value of Golar LNG's shareholding in Golar Partners as at May 27, 2011 was $714 million. Based on Golar Partners forecasted distributions Golar expects to receive a minimum of $10 million per quarter in cash dividends.

Newbuildings
During April and May 2011, consistent with the Company's growth strategy, the Company entered into firm contracts to build six 160,000 m3 LNG carriers with Samsung Heavy Industries Co Ltd., or Samsung. Four vessels are expected to be delivered in 2013 and two in early 2014. The total cost of the six vessels is approximately $1.2 billion. The vessels will be delivered with fuel efficient dual fuel diesel electric engines and lower boil-off rates in comparison to the existing LNG carrier fleet. Furthermore, the Company has retained options to include ice strengthening / winterisation as well as regasification capability on some vessels. The Company considers the competitive price and payment terms, the early delivery positions and the flexibility of design options to create a significant commercial advantage over other operators who will enter the newbuilding market at a later stage.  The funding for these newbuildings will come from a combination of existing cash resources, debt finance, cash flow from operations and potentially cash raised from debt or equity issuance.  In addition, the Company expects to use the proceeds from the Golar Partners public offering and the proceeds from the expected sale of the Golar Freeze and Khannur to Golar Partners as the equity contribution for the financing of these vessels. Golar Partners may finance these acquisitions from potentially cash raised from debt or equity issuance.

Acquisition of Golar LNG Energy ("Golar Energy")
On April 26, 2011, the Company increased its ownership of Golar Energy from 61.1% to 90.5% by entering into agreements to acquire an additional 70,315,792 Golar Energy shares. The sellers received one newly-issued Golar LNG share for every 6.06 Golar Energy shares. The new Golar LNG shares were effectively issued for $30.30 per share.

The share acquisitions were organized into two transactions. In the first transaction, the Company acquired 36,675,639 shares from 25 international institutional investors and, in the second transaction it acquired 33,640,153 from World Shipholding, the Company's major shareholder. The shares in respect of this second transaction were issued on June 8, 2011. Accordingly, these two transactions increased the Company's share capital by 11,603,253 shares.

On April 27, 2011, the Company further increased its ownership of Golar Energy by acquiring an additional 10,536,287 shares at a price of NOK 26.80 (approximately $5) per share. This increased the Company's ownership of Golar Energy to 95.1%.

Subsequently, in May 2011 a voluntary offer was made to acquire the remaining outstanding shares in Golar Energy at the same price. Following the closing of this offer, Golar increased its ownership in Golar Energy to 99.4%. In accordance with Bermuda law, the Company also initiated a compulsory acquisition to acquire the remaining shares in Golar Energy and the delisting of Golar Energy from the Oslo Stock Exchange.

Vessel Charters
The Company has entered into time charter agreements for periods between 12 to 18 months, providing aggregate charter coverage of approximately 57 months for its four modern LNG carriers. The fixtures commenced between February and April 2011.

Financing
In April 2011, the Company entered into a new $80 million unsecured revolving credit facility with a company related to its major shareholder, World Shipholding. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company drew down an initial amount of $35 million in April 2011 to repay the amounts outstanding on its Golar Gas Facility.

Management changes
With the merger of the Company and its subsidiary Golar Energy, with effect from June 1, 2011, Graham Robjohns stepped down as the Chief Executive Officer of Golar Management Ltd., or Golar Management  and was replaced by Doug Arnell, the current Chief Executive Officer of Golar Energy Management. Mr. Robjohns also stepped down as Chief Financial Officer of Golar Management to be replaced by the current Group Financial Controller Brian Tienzo. However, Mr. Robjohns will continue as the Chief Executive Officer of Golar Partners. The biography for Mr. Arnell is included in the Annual Report and Form 20-F for the year ended December 31, 2010.  Mr. Tienzo's biography is as follows:

Brian Tienzo (Age 37) has served as the Chief Financial Officer of Golar Management since June 2011. He previously served as the Group Financial Controller of Golar Management since 2008 having joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Certified Chartered Accountants.

Risk Factors
The principal risks and uncertainties facing the Company are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2010.  There are no material changes in those Risk Factors.

Enquiries
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell – Chief Executive Officer
Brian Tienzo – Chief Financial Officer

NON-GAAP measures

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE.

	Three months ended March 31,
	2011	2010

	Unaudited	Unaudited

Total operating revenues	67,487	53,335
Voyage expenses	(3,844)	(6,722)
	63,643	46,613
Calendar days less scheduled off-hire days	789	990
Average daily TCE (to the closest $100)	80,700	47,100

Golar LNG Limited
FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

INCOME STATEMENT	2011	2010
(in thousands of $)	Jan-Mar	Jan-Mar
	unaudited	unaudited

Operating revenues	67,487	53,335

Vessel operating expenses	14,000	13,045
Voyage and charterhire expenses	3,844	10,592
Administrative expenses	8,257	3,245
Depreciation and amortization	17,355	15,802
Total operating expenses	43,456	42,684

Other operating gains and losses	(3,586)	-

Operating income	20,445	10,651

Gain on sale of available-for-sale-securities	541	762

Financial income (expenses)
Interest income	440	1,431
Interest expense	(7,308)	(7,834)
Other financial items	(36)	(8,217)
Net financial expenses	(6,904)	(14,620)

Income (loss) before taxes, equity in net losses of investees and non-controlling interests	14,082	(3,207)
Taxes	423	(451)
Equity in net losses of investees	(689)	(401)
Net income (loss)	13,816	(4,059)
Net income attributable to non-controlling interests	2,532	1,307
Net income (loss) attributable to Golar LNG Ltd	16,348	(2,752)

Basic earnings / (loss) per share ($)	$0.24	$(0.04)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited
FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Statement of Comprehensive Income	2011	2010
(in thousands of $)	Jan-Mar	Jan-Mar
	unaudited	unaudited

Net income (loss)	13,816	(4,059)

Other comprehensive (loss) income, net of tax:
Unrealized losses on marketable securities held by the Company	-	(7,517)
Unrealized net gain/(loss) on qualifying cash flow hedging instruments	3,258	(3,428)
Other comprehensive income (loss)	3,258	(10,945)
Comprehensive income (loss)	17,074	(15,004)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	18,965	(12,066)
Non-controlling interest	(1,891)	(2,938)
	17,074	(15,004)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited
FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

	2011	2010
BALANCE SHEET	Mar-31	Dec-31
(in thousands of $)	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	128,691	164,717
Restricted cash and short-term investments	26,446	21,815
Other current assets	56,501	17,578
Amounts due from related parties	448	222
Long-term
Restricted cash	191,652	186,041
Equity in net assets of non-consolidated investees	19,717	20,276
Vessels and equipment, net	1,634,107	1,618,803
Other long-term assets	32,923	48,320
Total assets	2,090,485	2,077,772

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	92,028	105,629
Current portion of capital lease obligations	5,924	5,766
Other current liabilities	173,871	135,323
Amounts due to related parties	847	438
Long-term
Long-term debt	681,871	691,549
Obligations under capital leases	411,924	406,109
Other long-term liabilities	122,356	133,636
Equity
Stockholders' equity	415,462	410,588
Non-controlling interests	186,202	188,734

Total liabilities and equity	2,090,485	2,077,772

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited
FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

	2011	2010
STATEMENT OF CASH FLOWS	Jan-Mar	Jan-Mar
(in thousands of $)	unaudited	unaudited

OPERATING ACTIVITIES
Net income/(loss)	13,816	(4,059)
Adjustments to reconcile net (loss) /income to net cash
provided by operating activities:
Depreciation and amortization	17,355	15,803
Amortization of deferred tax benefit on intragroup transfer	(1,245)	-
Amortization of deferred charges	393	324
Undistributed net losses of non-consolidated investee	689	401
Drydocking expenditure	(2,723)	(795)
Stock-based compensation	415	452
Gain on sale of available-for-sale-securities	(541)	(762)
Change in market value of derivatives	(8,296)	11,116
Trade accounts receivable	1,226	(525)
Inventories	(28,234)	(1,560)
Prepaid expenses, accrued income and other assets	(12,424)	(5,413)
Amount due from/to related companies	183	338
Trade accounts payable	29,926	(4,517)
Accrued expenses	12,884	(745)
Interest element included in capital lease obligations	211	275
Unrealized foreign exchange loss/(gain)	5,089	(7,917)
Change in operating assets and liabilities/other liabilities	(4,421)	(1,446)
Net cash provided by (used in) operating activities	24,303	970

INVESTING ACTIVITIES
Additions to vessels and equipment	(14,888)	(17,800)
Additions to non-consolidated investee	(130)	(81)
Proceeds from disposal of available-for-sale-securities	901	-
Purchase of marketable securities	-	1,315
Restricted cash and short-term investments	(6,314)	(3,516)
Net cash (used in) provided by investing activities	(20,431)	(20,082)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited
FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

	2011	2010
STATEMENT OF CASH FLOWS	Jan-Mar	Jan-Mar
(in thousands of $)	unaudited	unaudited

FINANCING ACTIVITIES
Repayments of obligations under capital leases	(1,414)	(1,885)
Repayments of long-term debt	(23,281)	(13,525)
Cash dividends paid	(20,425)	(5,014)
Non-controlling interest capital contribution	(1,000)	(520)
Proceeds from issuance of equity (including exercise of stock options)	3,944	-
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	(56)
Proceeds from disposal of treasury shares (including exercise of stock options)	2,278	-
Net cash used in financing activities	(39,898)	(21,000)
Net (decrease)/increase in cash and cash equivalents	(36,026)	(40,112)
Cash and cash equivalents at beginning of period	164,717	122,231
Cash and cash equivalents at end of period	128,691	82,119

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited

FIRST QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Com- prehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interests	Non- Controlling Interests	Total Equity

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322
Net income (loss)	-	-	-	-	-	16,348	16,348	(2,532)	13,816
Grant of share options	-	-	415	-	-	-	415	-	415
Other comprehensive income	-	-	-	-	2,617	-	2,617	641	3,258
Dividends	-	-	-	-	-	(20,425)	(20,425)	-	(20,425)
Non-controlling interest capital contribution	-	-	-	-	-	-	-	(1,000)	(1,000)
Disposal of treasury shares	-	2,280	-	-	-	-	2,280	-	2,280
Exercise of share options	391	-	4,640	-	-	(1,392)	3,639	359	3,998

Balance at March 31, 2011	68,199	-	105,340	200,000	(30,694)	72,617	415,462	186,202	601,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements

1.           GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of March 31 2011, World Shipholding Limited owned 46% (December 31, 2010: 46%) of Golar.

2.           ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2010.

Certain amounts reported in prior periods have been reclassified to be consistent with the current quarters and years presentation. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement have been included.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2010.

3.           SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading

Prior to the creation of the LNG trading business in September 2010, the Company had not presented segmental information as it considered it operated in one reportable segment, the LNG vessel market. The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Three months ended March 31, 2011

	Vessel operations	LNG Trading	Total
Revenue from external customers	67,487	-	67,487

Vessel and voyage operating expenses	(17,844)	-	(17,844)
Administrative expenses	(5,681)	(2,576)	(8,257)
Depreciation and amortization	(17,248)	(107)	(17,355)

Other operating gains and losses	-	(3,586)	(3,586)

Operating income (loss)	26,714	(6,269)	20,445

Gain on sale of available-for-sale securities	541	-	541
Net financial expenses	(6,898)	(6)	(6,904)
Income taxes	423	-	423
Equity in net losses of investees	(689)	-	(689)

Net income (loss)	20,091	(6,275)	13,816
Non-controlling interests	2,532	-	2,532
Net income (loss) attributable to Golar LNG Ltd	22,623	(6,275)	16,348

Total assets	2,017,459	73,026	2,090,485

Revenues from external customers

The vast majority of the Company's Vessel Operations under time charters and in particular with five charterers, Pertamina, Petrobras, BG Group plc, Shell and Dubai Supply Authority, or DUSUP. Pertamina is the state-owned oil and gas company of Indonesia.  Petrobras is a Brazilian energy company.  BG Group plc and Shell are both headquartered in the United Kingdom.  DUSUP is a government entity which is the sole supplier of natural gas to the Emirate.  In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve.  These routes can be worldwide.  Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company's performance either according to customer or geographical region.

For the three months ended March 31, 2011 and the year ended December 31, 2010, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	Three months ended March 31, 2011		Year ended December 31, 2010

Petrobras	22,400	33%	90,652	37%
Pertamina	9,282	14%	36,944	15%
DUSUP	11,780	17%	29,893	12%

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

4.           DEBT

As of March 31, 2011 and December 31, 2010, the Company had total long-term debt outstanding of $773.9 million and $797.2 million, respectively.

The Company's capital lease obligations as at March 31, 2011, and December 31, 2010, were $417.8 million and $411.9 million, respectively.

In March 2011, the Company repaid the outstanding balance of $10 million of the $80 million World Shipholding revolving loan credit facility.

5.           FINANCIAL INSTRUMENTS

Fair values
The Company recognises its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2011 and December 31, 2010 are as follows:
	Fair value	Mar 31, 2011		Dec 31, 2010
(in thousands of $)	Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	128,691	128,691	164,717	164,717
Restricted cash and short-term investments	Level 1	218,098	218,098	207,856	207,856
Long-term unlisted investments (1)	Level 3	7,347	N/a	7,347	N/a
Long-term debt – fixed (1)		-	-	10,000	10,000
Long-term debt – floating (1)		773,899	773,899	787,078	787,078
Obligations under capital leases (1)		417,848	417,848	411,875	411,875

Derivatives:
Commodity contracts asset	Level 3/ Level 2	8,669	8,669	111	111
Commodity contracts liability	Level 3	7,738	7,738	-	-
Interest rate swaps liability	Level 2	43,162	43,162	50,051	50,051
Foreign currency swaps liability	Level 2	21,540	21,540	26,205	26,205

(1)	The fair value hierarchy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

5.           FINANCIAL INSTRUMENTS (continued)

As at March 31, 2011, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable.  Accordingly, the Company did not estimate the fair value of this investment as at March 31, 2011.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses.

6.           RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	At Mar 31, 2011	At Dec 31, 2010

Frontline Ltd. and subsidiaries	(486)	(278)
Ship Finance AS	171	124
Seatankers Management Co. Ltd.	(84)	(62)
	(399)	(216)

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

During the periods ended March 31, 2011 and December 31, 2010,
Faraway Maritime Shipping Company, which is 60% owned by the Company and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $2.5 million and $7.8 million respectively, of which 60% was paid to the Company and 40% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with a related company of World Shipholding Limited. World Shipholding Limited is a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. In March 2011, the Company repaid the outstanding $10 million balance and terminated the facility.

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements (continued)

7.           OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	At Mar 31, 2011	At Dec 31, 2010

Book value of vessels secured against long-term loans and capital leases	1,631,870	1,616,790

8.           Subsequent Events

In April 2011, the Company's subsidiary, Golar LNG Partners LP ("Golar Partners") completed a public offering of 13.8 million common units at a price of $22.50 per unit, for gross proceeds of $310.5 million. This includes gross proceeds of $40.5 million relating to the 1.8 million common units sold pursuant to the exercise of the overallotment option by the underwriters. As a result of the offering, the Company's ownership of Golar Partners was reduced to 65% (including the Company's 2% general partner interest).

In April 2011, Golar entered into a new $80 million revolving credit facility with a company related to its major shareholder World Shipholding. The facility accrues floating interest at a rate per annum of LIBOR plus 3.5% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company drew down an initial amount of $35 million in April 2011. The facility is currently unsecured. In order to draw down amounts in excess of $35 million, Golar will be required to provide additional security over its three vessels, the Hilli, Gimi and Khannur.

In April 2011, the Company entered into newbuild contracts for six LNG carrriers with a Korean shipyard. Four vessels are to be delivered in 2013 and two in 2014. The total cost of the six vessels is approximately $1.2 billion. In addition, the Company has an option to acquire two further vessels for delivery in 2013 and onwards. During April 2011, the Company made newbuild instalment payments totalling approximately $120 million.

In April 2011, the Company increased its ownership of Golar Energy from 61.1% to 95.1% through an exchange offer where a number of institutional shareholders in Golar Energy agreed to sell their Golar Energy shares at a price of USD 5 per share and use the proceeds to subscribe for new shares in the Company at a subscription price of USD 30.30 and through a block trade where a number of institutional shareholders in Golar Energy agreed to sell their Golar Energy shares at a price of NOK 26.80 per share.

In May 2011, the Company subsequently made a voluntary offer to purchase the remaining shares in Golar Energy for cash at the same price. Upon the closing of the offering the Company had increased its ownership in Golar Energy to 99.4%.

In June 2011, the Company initiated a compulsory acquisition to acquire the remaining shares held by others for cash at the same price (NOK 26.80) and to delist Golar Energy from the Oslo Stock Exchange.

In May 2011, the Company declared a cash dividend of $0.25 per share in respect of the first quarter of 2011. This dividend was paid on June 27, 2011.

SK 03849 0004 1209197